

January 13, 2012

VIA U.S. MAIL

Mr. Benjamin Mischnick
Senior Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

Re: Nationwide Variable Account 12 (811-21099): Initial Registrations on Form N-4
Waddell & Reed Advisors Select Preferred Annuity 2.0 (SEC No. 333-178057)
Waddell & Reed Advisors Select Preferred Annuity New York 2.0 (SEC No. 333-178059)

Dear Mr. Mischnick:

The staff has reviewed the above-referenced registration statements which the Commission received on November 18, 2011. We have given them a full review and provided our comments below. Page references, section names and capitalized terms correspond to the courtesy copy of the National product (333-178057) provided to the Staff. Unless otherwise indicated, comments refer to both filings and all references to form items reflect the item numbers in Form N-4. Comments on specific disclosure language also apply to parallel language that appears elsewhere in the registration statement unless the context clearly indicates otherwise. Please make conforming changes throughout, as applicable.

**1. *General Comments.***
*a. Guarantees.* Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or any of its related riders. If there are none, please include a representation in your response letter indicating that there are no such agreements and the company will be solely responsible for paying out all guarantees associated with the contract and its related riders.

*b. Prospectus Date.* In your response letter, please confirm that if the staff approves the registration statement and accelerates effectiveness, Nationwide plans to use the acceleration date as the date of the prospectus and the corresponding Statement of Additional Information.

*c. Cover Page Credit Disclosure.* Please use bold-face type or some other method of drawing attention to the cover page disclosure regarding the Purchase Payment Credits (PPCs). Also please do this to the other pending Nationwide products that offer PPCs and/or Extra Value Option credits.

**2. *Glossary of Special Terms (pp. 2-3).*** Please include Purchase Payment Credits as a defined term in the glossary. As a template for the definition, please refer to the glossary definition of "Extra Value Credit" which appears in the Destination EV 2.0 ("EV 2.0") initial registration statement (SEC No. 333-177316) filed on October 14, 2011.

*3. Recurring Contract Expenses (pp. 6-7).*
a. *Annual Loan Interest Charge.* The charge in the table and the text of the corresponding footnote are not clear. In the table, please indicate the value to which the 2.25% refers. In the footnote, please clarify that net loan charge in the table shows the maximum loan interest rate a contractowner can pay under the contract.

b. *Footnote #7.* Please move the reference number for Footnote #7 so it comes after "Daily Net Assets" in the parenthetical description on the same line. In addition, please insert the word "also" in the footnote text either before the word "will" or between "will" and "be."

*4. Underlying Mutual Fund Annual Expenses (p. 7).* In your response letter, please confirm that the maximum and minimum figures in the underlying fund table include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

*5. Examples (p. 8).* Please include example figures in the pre-effective amendment.

*6. Contract Synopsis: (pp. 8-10).*
a. *Subsequent Purchase Payments.* If the ability to make subsequent purchase payments can be restricted for contracts with certain optional benefits, state this here.

b. *Charges and Expenses.* If a portion of any charge may be used to compensate Nationwide for providing PPCs, please state this.

c. *Standard Death Benefit.* Please briefly describe the contract's standard death benefit.

d. *Requirements of the 7% Lifetime Income Option & Related Spousal Continuation Benefit.* The 7% Lifetime Income Option ("LIO") and its related Spousal Continuation Benefit Option ("Spousal Benefit") require contractowners to participate in an investment program that reallocates contract assets automatically according to a complex, non-discretionary formula. Per Guide 7 to Item 3 of Form N-4, the synopsis should outline all of the contract's key features. Therefore, please revise the optional rider summaries so they are consistent with this disclosure requirement. Specifically, please include the following rider information: (i) the basic eligibility criteria; (ii) the key conditions or restrictions that apply to contracts with the rider (*e.g.*, variable assets subject to automatic reallocation per non-discretionary formula); and (iii) the primary risks associated with each rider. Summarize the allocation-shifting formula requirement. Specifically, say what is, what it does (*e.g.*, limits insurance company risk under the rider), and why it matters to contractowners (*e.g.*, rider benefits are unsecured obligations, cost may exceed rider benefit; conditions may significantly limit investment gains; certain transactions may trigger contract termination, *etc.*).

*7. Investing in the Contract (pp. 11-14).*
a. *The Variable Account & Underlying Mutual Funds.* In the 2nd to last paragraph under this heading, please expand the new disclosure to include a comparable reference to the automatic reallocation formula required by the 7% LIO rider.

b. *The Fixed Account.* For the subsection entitled "Fixed Account Charges Assessed for Certain Optional Benefits," please use bold-faced type or some other means of highlighting the following language, "[h]owever, for Contract Owners that elect certain optional benefits available under the contract, a charge is assessed to assets allocated to the Fixed Account by reducing the interest crediting rate.  Consequently, the charge assessed for the optional benefit will result in lower credited interest rate (reduced by the amount of the charge)…."

**8.  *Types of Payments Nationwide Receives (pp. 16).***  Please add disclosure describing any additional direct or indirect benefit Nationwide receives due to underlying investment options that are fund of funds investing in affiliated underlying (bottom-tier) funds (*e.g*., the NVIT Investor Destinations and Cardinal funds).

**9.  *Amount of Payments Nationwide Receives (p. 16).***  Please confirm that the website link in the last sentence will direct the reader to the information described.  The Staff was not able to locate this information from the current URL.

**10. *Nationwide's Obligation in Connection with the LIOs (p. 18).***  Please revise the first sentence under this heading so the reader understands that the neither the 5% nor the 7% Lifetime Income Option guarantees purchasers will be eligible for lifetime withdrawal payments.  Specifically, substitute the phrase "subject to the terms and conditions of the contract" for language that describes the conditional nature of Nationwide's obligation in a more meaningful way.  A reader should understand that the rider restrictions (*i.e*., "terms and conditions") are designed to limit the circumstances in which Nationwide ever becomes obligated to pay rider benefits in the first place.

**11. *Mortality and Expense Risk Fee (p. 15).***
a.  *Deduction of Charges.*  If correct, please add "and deducted" after the word "computed" in the 2$^{nd}$ sentence under this heading.  The relevant statement reads, "[t]his amount is computed on a daily basis and is equal to an annualized rate of 1.05% of the Daily Net Assets of the Variable Account."

b.  *Purchase Payment Credits ("PPCs").*  The prospectuses for the EV 2.0 products state that "a portion of this charge is used to compensate Nationwide for Credit applied to the contract."  Does this also apply with respect to these contracts with respect to the PPCs they provide?  If so, please add parallel disclosure.  Otherwise, in your EDGAR correspondence responding to these comments, please represent that M&E charges are not used for this purpose.  The CDSC disclosure that follows also raises this issue.  Please make corresponding changes or representations as appropriate.

**12. *Waiver of Contingent Deferred Sales Charge (NY PRODUCT ONLY, p. 14).***  Why does the New York contract specify that the 10% in subparagraph (1) is "the *net difference of* purchase payments subject to the CDSC..." while the national product does not include the italicized language?

**13. *Short-Term Trading Fees (p. 20).***  Please add disclosure describing how the provisions related to short-term trading fees apply to transactions that are initiated automatically pursuant to the automatic reallocation program formula.  Alternatively, include a cross-reference to the narrative section that discusses this.

**14. *Beneficiary Protector II Option (pp. 22-24).***  Is there a general fact pattern in which this option would not provide a benefit?  If so, please describe the relevant circumstances.

**15. *7% Lifetime Income Option: Introduction (p. 24).***  Please revise the introductory sentence to make clear that a benefit is provided only when certain conditions are met.

*16. Lifetime Income Option Investment Requirements (pp. 20-21).*
*a. Generally.* Please expand the disclosure explaining the purpose behind the allocation evaluations and any transfers they require. The current language is not direct enough. What does it really mean to say that the reallocation "help[s] Nationwide manage its obligations to Contract Owners to pay income payments"? Explain that Nationwide uses a formula to determine when the investment allocation increases the risk that a permitted LIO withdrawal will trigger Nationwide's obligation to pay the lifetime withdrawals out of its own funds rather than the contract assets. Describe the relationship between the formula and Nationwide's designated "stable investment option" in clearer terms. Specifically, explain that the formula determines: (i) when a contractowner's underlying investments are not performing well enough to sustain the guaranteed annual withdrawals from existing contract value; and (ii) how much of the contract assets need to be reallocated to a more stable investment to ensure continued guaranteed annual withdrawals do not completely deplete contract value.

*b. Impact on Underlying Fund Investors.* The disclosure states that Nationwide will move contractowner assets in and out of Class II of the NVIT Income Bond Fund ("Bond Fund") whenever the formula so requires. Has Nationwide considered the impact this trading activity in the underlying fund would have on other investors who hold the same fund through other variable products? Please explain.

*16. Step 3 (p. 25).* This step is not described in a way that gives an investor a general sense of: (i) the market climates and changes that will cause Nationwide to move assets to the Bond Fund; and (ii) the kind of market shifts that would cause Nationwide to move assets out of the Bond Fund into the funds s/he has selected. In related correspondence, counsel has stated that "it is not possible to provide general scenarios that would adequately describe reallocation likelihood." However, the disclosure must provide a purchaser with sufficient information to make a reasonably informed investment decision. In this case, investors should be able to predict when (generally speaking) Nationwide may have to transfer their assets and the direction in which they would be shifted. Please provide disclosure that satisfies this threshold.

*17. Lifetime Withdrawal Percentage Chart (p. 26).* In the sentence below the chart, please clarify that the lifetime withdrawal percentages under the Spousal Continuation Option will be equal to or lower than the percentages without the Spousal Continuation feature.

*18. Significant Statements: Highlighting Specific Disclosure (pp. 26, 24).* In the discussion of minimum required distribution limitations, please use bold face type or some other means of drawing attention to the sentence that begins, "Contract Owners subject to minimum required distribution rules may not be able to take advantage... ." Also, in the last paragraph under "Settlement Options" and before "Age Based Lump Sum Settlement Option," please do the same with the sentence that begins, "[i]f the Contract Owner does not make an election within the 60 days... ."

*19. Reset Opportunities (pp. 27-29).* How will resetting the current income benefit base generally affect the Target Equity Allocation? If it generally increases the likelihood Nationwide will move contractowner assets to the Bond Fund, say this directly.

*20. Underwritten Lump Sum Settlement Option (p. 29).* For underwritten lump sum settlements, what date is used to determine the value upon which the lump sum settlement amount is based?

**21. Purchase Payment Credits (pp. 32-33).**  The initial description of PPCs on page 9 states that they are considered earnings for purposes of all contract benefits.  Where applicable, please supplement the disclosure sections in which the characterization of PPCs could impact a particular contract benefit or charge.

**22. Net Investment Factor (p. 34).**  Please capitalize and define the term "Net Investment Factor."  Clarify that in refers to different values in different contexts (*e.g.*, calculating Accumulation Unit Value verses calculating Annuity Unit Value).

**23. Partial Withdrawals to Pay Investment Advisory Fees (p. 38).**  If correct, please add prominent disclosure to this section stating that these withdrawals can have a significant impact on benefits under the Lifetime Income Options and cross-reference the relevant disclosure in the rider narratives.

**24. Loan Privilege (pp. 39-40).**  Please describe how the loan privilege and the 7% LIO work together.  Are there any unique risks or advantages to contractowners who borrow pursuant to the Loan Privilege rather than taking excess withdrawals under the 7% LIO?  Please provide some practical guidance on using these two features together and the primary considerations for a contractowner.

**25. Combination Enhanced Death Benefit (pp. 45-46).**  The other similar new registration statements with this feature include examples that are helpful to readers.  Is there a reason the disclosure is different here?  Please consider using similar examples to help investors understand how this feature may apply to real-life scenarios.

**26. Annuity Unit Value (pp. 48).**  Under "Value of an Annuity Unit," delete the parenthetical cross-reference and substitute new disclosure specifically describing how the Net Investment Factor is calculated during the annuity period.  The new language should explain the calculation in terms of the charges deducted during the annuity phase and distinguish any values that are only relevant to calculating accumulation unit value.

**27. Appendix D: Auto-Transfer Examples (pp. 67-72).**
a.  *Example 1, Step 2.*  The value for $EIO_N$ is incorrect.  Please substitute $100,000 for $91,000.

b.  Example 2, Step 4(b).  In the equation immediately above the narrative (the equation that begins: Transfer Amount = 78,000 - ...), the Transfer Amount value is incorrect.  It should be 89,000 instead of 78,000.  Please make this change.

**28. Other Required Disclosure, Exhibits, and Representations.**  Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.  We note that a significant number of the required exhibits are still pending and recommend that you provide them as soon as possible to provide the Staff with adequate time to ensure they satisfy all regulatory requirements.  We further urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

\* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \*

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

RAMarquigny

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products